Exhibit 21.0

LIST OF SUBSIDIARIES

Registrant:  New England Bancshares, Inc.

	Percentage	Jurisdiction or
Subsidiaries	Ownership	State of Incorporation
New England Bank	100%	Connecticut
VB Reo, Inc. (1)	100%	Connecticut
FVB Capital Trust I(2)	100%	Delaware
(1)         Wholly-owned subsidiary of New England Bank.
(2)	In accordance with authoritative guidance on the consolidation of variable interest entities, FVB Capital Trust I is not included in the Company’s consolidated financial statements.